Schedules A and B – Management Agreement

SCHEDULE A

As of July 1, 2015

Series	Effective Date

Columbia Value and Restructuring Fund	July 1, 2015

Schedules A and B – Management Agreement

SCHEDULE B

Fee Schedule

For the following funds, the asset charge for each calendar day of each year shall be equal to the total of 1/365th (1/366th in each leap year) of the amount computed in accordance with the fee schedule in the table below:

Fund	Schedule B Effective Date	Net Assets (millions)	Annual rate at each asset level “Asset Charge”
Columbia Value and Restructuring Fund	July 1, 2015	$0 - $500	0.750%
		$500 - $1,000	0.740%
		$1,000 - $1,500	0.670%
		$1,500 - $3,000	0.620%
		$3,000 - $6,000	0.600%
		$6,000 - $12,000	0.580%
		>$12,000	0.570%

The computation shall be made for each calendar day on the basis of net assets as of the close of the preceding day. In the case of the suspension of the computation of net asset value, the fee for each calendar day during such suspension shall be computed as of the close of business on the last full day on which the net assets were computed. Net assets as of the close of a full day shall include all transactions in shares of the Fund recorded on the books of the Fund for that day.

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Schedules A and B – Management Agreement

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule A and Schedule B as of June 10, 2015.

COLUMBIA FUNDS SERIES TRUST I

By	/s/ Christopher O. Petersen
	Name:	Christopher O. Petersen
	Title:	President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Amy K. Johnson
	Name:	Amy K. Johnson
	Title:	Managing Director and Chief Operating Officer

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